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                            July 25, 2023

       Kevin Berryman
       Chief Financial Officer
       JACOBS SOLUTIONS INC.
       1999 Bryan Street Suite 1200
       Dallas, Texas 75201

                                                        Re: JACOBS SOLUTIONS
INC.
                                                            Form 10-K for the
year ended September 30, 2022
                                                            Filed on November
21, 2022
                                                            Form 8-K filed on
February 7, 2023
                                                            File No. 001-07463

       Dear Kevin Berryman:

              We have reviewed your June 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 2, 2023 letter.

       Form 8-K filed on February 7, 2023

       Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax
       Expense from Continuing Operations, page 14

   1. Your response to our comment number 1 states that you view the non-GAAP tax rate as an appropriate and
meaningful supplemental measure that provides investors a complete perspective of an
annual tax rate. Please clarify this statement as Adjusted Income Tax
                                                        Expense from Continuing
Operations appears to equal or approximate your statutory tax rate, but based on the
disclosure in your Form 10-K for the year ended September 30,
                                                        2022, your effective
tax rate in recent years has differed from the statutory tax rate.
   2. In response to our comment number 1, you explain that applying the anticipated annual
 Kevin Berryman
JACOBS SOLUTIONS INC.
July 25, 2023
Page 2
         tax rate to each quarterly period provides investors with important information that allows investors to assess trends in your underlying business performance when discrete tax events may otherwise significantly impact your quarterly performance. Please clarify this statement as it appears that discrete tax events could similarly impact an annual period.
         Also, as Adjusted Income Tax Expense from Continuing Operations relates to an interim period, tell us how you considered Question 102.11 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures which states that non-GAAP performance measures should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.
      You may contact Ameen Hamady at 202-551-3891 or in his absence at Shannon Menjivar at 202-551-3856 if you any questions.



FirstName LastNameKevin Berryman                              Sincerely,
Comapany NameJACOBS SOLUTIONS INC.
                                                              Division of
Corporation Finance
July 25, 2023 Page 2                                          Office of Real
Estate & Construction
FirstName LastName